Exhibit 99.2

March 8, 2022

Dear Ladies & Gentlemen:

This letter is delivered on behalf of stockholders of Heartland Financial USA Inc. identified on the signature pages hereto. We write to echo concerns recently expressed to the Board of Directors by Lynn B. Fuller, Heartland’s Executive Operating Chairman, in connection with his planned retirement from employment by the company. In his letter, Mr. Fuller stated:

“As I retire from full-time active employment with Heartland, I would be remiss if I did not convey my extraordinary disappointment with Heartland’s recent performance and with management’s apparent inability to develop, articulate and follow a strategy that is designed to improve total return to stockholders. Instead, management, with the apparent support of some directors, seems focused excessively on administrative initiatives such as collapsing the charters of our subsidiary banks, rather than on profitably expanding our loan portfolio and growing through acquisitions. Of course, the Board is free to pursue these administrative measures, but I cannot in good conscience lead an exercise whose success is unlikely to yield the results our stockholders rightly expect from Heartland.”

The Heartland shareholders who assembled to submit this letter came to our ownership through patient, long term and often family ownership in community banks which partnered with Heartland Financial USA. We joined the Heartland family as they shared, at the time, a common vision of community banking dedicated to serving the needs of communities throughout the Midwest and West. Historically, Heartland thrived on empowering local management teams to place customers first and to provide its employees with one of the best places to work. The appeal of this culture enabled Heartland to grow from $677 million to $19.3 billion in assets, relying in part, on more than twenty successful acquisitions from 1995 to 2021. We are partners who joined Heartland and who committed ourselves – and in many cases, our families and our closest friends – to its culture. A culture fostered by generations of the Fuller family and other community bankers who engaged their communities from Kansas City, Fresno, Dubuque, Lubbock and other diverse markets. In making our decisions to join Heartland, we placed our accumulated investments in the hands of the Board of Heartland and its management. Today, we join Mr. Fuller in expressing our profound disappointment in Heartland’s recent performance and direction.

Since Heartland’s leadership change in 2018, Heartland has significantly underperformed the S&P bank index, while in the preceding ten years it had substantially outperformed this index. We believe this decline stems largely, if not entirely, from a decision by Heartland’s new leadership, supported by many Board members, to abandon the culture that made for a successful community bank for its customers and employees, and the acquirer of choice for its future partners. Heartland has lost its ability to grow by becoming obsessively focused on internal restructuring, cost cutting and the adoption of practices of the very large banks (from which it had so successfully distinguished itself). The leadership team lost its connection with its communities by engaging executives who have become absentee leaders and reside far away from Heartland’s headquarters and the communities served by Heartland member banks. Similarly, the Board is comprised largely of a group of individuals who – apart from the directors who are signatory to this letter – collectively own less than one percent of Heartland’s stock. We believe this paltry level of investment only compounds the absentee mentality of senior leadership and further demonstrates the Board’s lack of commitment to Heartland.

All of us had embraced our Heartland investment as a long-term commitment to build value for shareholders while doing well by our employees, customers, and communities. The changes brought about by the current leadership are, in our opinion, fundamentally jeopardizing the value of the Heartland franchise so patiently developed over the years, while failing to provide a clear strategy for growth and expansion of shareholder value. As a result, and with great regret, we have come to the view that the Board of Directors of Heartland should seek a better steward for the organization and take an immediate and careful review of its strategic alternatives. This review should include the consideration of a sale of the organization to another banking organization whose leadership would be better suited to serve the needs of Heartland employees, customers, and communities while maximizing the value of the Heartland franchise for its shareholders.

As Heartland’s Board of Directors considers acting on our recommendation, we believe they must recognize that the banking environment has witnessed an acceleration of consolidation among all Heartland peers and competitors over the last few years. A multitude of large transactions have been announced which had not been thought possible from within and outside the industry. As such, we strongly advise that the Board not execute partnerships that are convenient for Heartland management and the Directors, but do not provide our fellow shareholders with the opportunity to build value over the next decade as banking drastically changes and requires nimble, adaptive players. We believe that the best course for the Board is to explore a broad set of partners for Heartland through a fair, transparent and extensive process to best capture the fundamental value of its franchise and its future potential. We intend to monitor the Board’s actions carefully and to hold Directors accountable to the highest standards of their fiduciary obligations so that they serve the best interests of our fellow shareholders. We expect the Board to adopt and to maintain an investor’s mindset, focusing on creating value by choosing a strong, well-performing partner with a demonstrated track record of producing exceptional stockholder returns.

For the present, we leave in your hands the decision about the appropriate timing and strategy for considering the most appropriate strategic alternatives, and we hope you will consider our recommendations thoroughly and carefully.

Sincerely,

/s/ Lynn B. Fuller
Lynn B. Fuller
Executive Operating Chairman
Heartland Financial OSA, Inc.

/s/ Thomas J. Fuller
Thomas J. Fuller